[PETROLEUM GEO-SERVICES LOGO]                                   EARNINGS RELEASE
--------------------------------------------------------------------------------

FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE
                                                                 AUGUST 19, 2003
SVERRE STRANDENES, SVP Corporate Communications
DAG W. REYNOLDS, Director European IR
Phone:  +47 6752 6400
SUZANNE M. MCLEOD, U.S. IR
Phone:  +1 281-589-7935

                        PETROLEUM GEO-SERVICES ANNOUNCES
                            2nd QUARTER 2003 RESULTS

AUGUST 19, 2003: OSLO, NORWAY; HOUSTON, TEXAS - Petroleum Geo-Services ASA (Debtor in possession) ('PGS') (OSE: PGS; PINK SHEETS: PGOGY) announced today its 2nd quarter 2003 results.

--------------------------------------------------------------------------------

(In millions of dollars)          Q2 2003    Q2 2002    Q1+Q2 2003   Q1+Q2 2002

--------------------------------------------------------------------------------
Revenues                           $295.4     $248.0      $593.1       $475.3
-------------------------------- ---------- ---------- ------------ ------------
Operating profit (loss)              (0.5)      55.3        36.5        118.9
-------------------------------- ---------- ---------- ------------ ------------
Net income (loss)                   (61.8)     (30.6)      (91.5)      (208.9)
-------------------------------- ---------- ---------- ------------ ------------
EBITDA, as defined (A)              120.3      111.9       263.9        228.1
-------------------------------- ---------- ---------- ------------ ------------
CAPEX (B)                           (16.4)     (13.4)      (26.6)       (40.2)
-------------------------------- ---------- ---------- ------------ ------------
Investments in multi-client (C)     (23.2)     (47.6)      (68.6)      (120.1)
-------------------------------- ---------- ---------- ------------ ------------
Cash flow defined as (A+B+C)        $80.8      $50.9      $168.6        $67.9
--------------------------------------------------------------------------------

FINANCIAL HIGHLIGHTS:

     o An agreement in principle on the terms for a proposed financial restructuring achieved with a majority of the Company's banks and bondholders and its largest shareholders

     o Proposed restructuring involves a rightsizing of the Company's debt to a sustainable level - from approximately $2.5 billion to approximately $1.2 billion.

     o U.S. Chapter 11 restructuring implementation process, commenced on July 29, allow PGS operating subsidiaries to continue full operations

Q2 OPERATIONS:

     o    48 % increase in contract seismic revenues compared to Q2, 2002

     o    51 % reduction in multi-client investments compared to Q2, 2002

     o Multi-client late sales affected by Brunei $18.1 million reversal in Q2, 2003 due to boarder dispute between Brunei and Malaysia

     o    Continued strong combined revenues from Pertra AS and Petrojarl Varg

     o Unusual items include $12.9 million Isle of Man tax contingency accrual and $10.3 million in severance cost

-------------------------------------------------------------------------------------------------------------
Petroleum Geo-Services ASA     Phone: +1 281-589-7935     Petroleum Geo-Services ASA     Phone: +47 6752 6400
738 Highway 6 South            Fax:   +1 281-589-1482     PGS-House                        Fax: +47 6753 6883
Suite 500                                                 Strandveien 4
Houston, TX 77079, USA                                    N-1366 Lysaker, Norway

                         Petroleum Geo-Services ASA (1)
                             (Debtor in Possession)
                      Consolidated Statements of Operations

----------------------------------------------------------------------------------------------------------------------------------
                                                               Quarter ended                Six months ended         Year ended
                                                                  June 30,                       June 30,            December 31,
                                                          -------------------------     -------------------------    -------------
                                                             2003           2002           2003           2002           2002
(In thousands of dollars)                                 Unaudited      Unaudited      Unaudited      Unaudited      Unaudited
----------------------------------------------------------------------------------------------------------------------------------
Revenue                                                   $  295,413     $  247,961     $  593,091     $  475,300    $     994,019
-------------------------------------------------------   ----------     ----------     ----------     ----------    -------------
Cost of sales                                                163,121        121,127        302,534        217,970          476,212
Research and technology costs                                    605            761          1,195          1,473            2,766
Selling, general and administrative costs                     11,341         14,200         25,507         27,684           56,198
-------------------------------------------------------   ----------     ----------     ----------     ----------    -------------
Operating expenses before depreciation, amortization
     and unusual items                                       175,067        136,088        329,236        247,127          535,176
Depreciation and amortization                                 83,604         84,009        175,361        159,901          362,553
Unusual items, net                                            37,280        (27,417)        51,966        (50,628)         725,815
-------------------------------------------------------   ----------     ----------     ----------     ----------    -------------
Operating profit (loss)                                         (538)        55,281         36,528        118,900         (629,525)
Financial expense, net                                       (38,281)       (35,506)       (77,825)       (68,940)        (148,473)
Other gain (loss), net                                        (2,842)       (10,186)        (2,631)       (11,660)         (16,533)
-------------------------------------------------------   ----------     ----------     ----------     ----------    -------------
Income (loss) before income taxes                            (41,661)         9,589        (43,928)        38,300         (794,531)
Provision (benefit) for income taxes                          21,195         46,263         35,017         67,599          204,099
Discontinued operations/operations held for
     sale, net of tax                                          1,050          6,117         (2,398)         6,351         (207,545)
-------------------------------------------------------   ----------     ----------     ----------     ----------    -------------
Income (loss) before cumulative effect of
     accounting change                                       (61,806)       (30,557)       (81,343)       (22,948)      (1,206,175)
Cumulative effect of accounting change, net of tax              --             --          (10,109)      (185,933)        (185,933)
-------------------------------------------------------   ----------     ----------     ----------     ----------    -------------
NET INCOME (LOSS)                                         $  (61,806)    $  (30,557)    $  (91,452)    $ (208,881)   $  (1,392,108)
----------------------------------------------------------------------------------------------------------------------------------


   REVENUES BY QUARTER 2001/2003           EBITDA(1) BY QUARTER 2001/2003

       [GRAPHICS OMITTED]                      [GRAPHICS OMITTED]


------------------------------------------------------------------------------------------------------------------------
                                                       Quarter ended                Six months ended         Year ended
                                                          June 30,                       June 30,            December 31,
                                                 --------------------------    --------------------------    -----------
                                                     2003           2002           2003           2002           2002
(In thousands of dollars)                         Unaudited      Unaudited      Unaudited      Unaudited      Unaudited
------------------------------------------------------------------------------------------------------------------------
 EBITDA, as defined (2) (A)                      $   120,346    $   111,873    $   263,855    $   228,173    $   458,843
 Investments in multi-client library (B)             (23,167)       (47,556)       (68,611)      (120,098)      (190,436)
 Capital expenditures (C)                            (16,395)       (13,439)       (26,635)       (40,207)       (60,894)
---------------------------------------------    -----------    -----------    -----------    -----------    -----------
       Cashflow post investment (A+B+C)          $    80,784    $    50,878    $   168,609    $    67,868    $   207,513
------------------------------------------------------------------------------------------------------------------------
Net interest bearing debt                                                      $ 2,352,590    $ 2,496,268    $ 2,439,195
------------------------------------------------------------------------------------------------------------------------

(1) The accompanying financial statements have been prepared assuming that PGS will continue as a going concern. PGS is, however, experiencing certain financial difficulties that raise doubt about its ability to continue as a going concern. Among other things, PGS has $1.1 billion of indebtedness maturing in 2003, which must be restructured or rescheduled. PGS is seeking to effect a financial restructuring that would address these financial difficulties, but there can be no assurance that it will be successful in doing so. The accompanying consolidated financial statements do not include any adjustments that will be the result from the proposed financial restructuring (see Financial Restructuring for further information on the restructuring process).

(2) See enclosed Support Tables for reconciliation of EBITDA, as defined. EBITDA, as defined, may not be comparable to other similarly titled measures from other companies. We have included EBITDA, as defined, as a supplemental disclosure because management believes that it provides useful information regarding PGS's ability to service debt and to fund capital expenditures and provides investors a helpful measure for comparing our operating performance with the performance of other companies.

Q2 2003  -  OPERATIONS

Revenues increased to $295.4 million in Q2 2003 compared to $248.0 million in Q2 2002, an increase of 19%. EBITDA, as defined, for Q2 2003 was $120.3 million compared to $111.9 million in Q2 2002, an increase of 8%. This increase was due to a significant increase in revenues from the seismic contract market as well as revenues from oil production on the Varg field in the North Sea, which commenced in August 2002. These increases where partly offset by the reversal of a multi-client late-sale of $18.1 million originally recorded in Q1 2003 relating to Brunei block J. The receivable is disputed by the customer due to new information on a border dispute between the governments of Brunei and Malaysia, resulting in an uncertainty in PGS's ability to collect the receivable until the dispute is resolved.

The FPSO vessels continued their operating performance from Q1 through nearly all of Q2. Since the end of June, one of the two high-pressure gas compressors onboard Petrojarl Foinaven has been down due to vibration and damage to coupling and bearings. The oil production will be reduced by approximately 23,500 barrels per day as long as this problem persists. PGS has full focus on solving the problem. In addition the production volume on Petrojarl Foinaven is approximately 10,000 barrels lower than originally forecasted in the business model (as enclosed with the Chapter-11 filing documents). The combined revenue from Petrojarl Varg and Pertra AS, operating on the Varg field in the North Sea, was $38.7 million in Q2 2003 an increase of 89%, or $18.2 million, from Q2 2002. This increase is the result of the new side-track oil well and increased oil prices. In total the Production business generated $95.0 million in revenues in Q2 2003 compared to $77.7 million in Q2 2002, an increase of $17.3 million or 22%. EBITDA, as defined, for Q2 2003 was $44.6 million compared to $38.0 million in Q2 2002, an increase of 17%.

Similar to Q1 2003, all marine seismic vessels were fully utilized during Q2. Total revenue from the Geophysical business was $200.4 million for Q2 2003 compared to $170.3 million in Q2 2002, an increase of $30.1 million or 18%. EBITDA, as defined, was $75.8 million for Q2 2003 compared to $73.8 million for Q2 2002, an increase of 3%. The seismic contract business continued to be favorable and reached a total of $142.3 million in Q2 2003 compared to $96.3 million in Q2 2002, an increase of 48%. Multi-client pre-funding in Q2 2003 was $14.1 million, a decrease of 47% from $26.5 million in Q2 2002. This is in line with PGS's current focus on the seismic contract market as opposed to the multi-client business where it was focused in the past. The percentage of multi-client pre-funding on new multi-client investments increased to 61% in Q2 2003 compared to 56% in Q2 2002. Multi-client late-sales reached $31.5 million in Q2 2003 compared to $36.7 million in Q2 2002, a decrease of 14%. Multi-client late-sales were affected by the reversal of the Brunei late-sale of $18.1 million recorded in Q1 2003, which was reversed in Q2 2003, as discussed above. This adjustment also included a reversal of MCS amortization of $11.5 million. The cash investment in the multi-client library totaled $23.2 million in Q2 2003 compared to $47.6 million in Q2 2002, a decrease of 51%. Total multi-client cashflow was $22.5 million for Q2 2003 an increase of 44% from $15.6 million in Q2 2002.

In July 2003 PGS received a court judgment relating to a lawsuit by certain employees of Acadian Geophysical Services, Inc. ("Acadian"). Acadian was acquired by PGS in 1998 and the former president of Acadian had allegedly promised these employees a certain portion of the proceeds of the sale. Subsequent to the sale these employees sued for such compensation. According to the court judgment in July such compensation aggregates $5.1 million including interest, of which $1.1 million was accrued for during 2001. Accordingly, an additional accrual for $4.0 million was recorded as cost of sales in Q2 2003.

PGS decided to use the 30-day grace period for payment of interest on all Senior Notes during Q1 2003 and a portion of Q2. The decision was made due to the Company's ongoing dialogue with its banks and bondholders in assessing PGS's financial condition and optimising its liquidity position. All interest was paid during the grace periods. PGS is indefinitely deferring distribution payments on preferred securities issued by its trust subsidiary PGS Trust I (PGO PrA), commencing with the December 31, 2002 distribution payment. Under the terms of the securities, PGS has the option to defer distributions for up to 20 consecutive quarterly periods without causing a default. Except for PGO PrA all outstanding interest has been paid up to July 29, 2003, the Chapter 11 filing date. (See Chapter 11 Filing.)

UNUSUAL ITEMS, NET. As previously disclosed, PGS has an ongoing dialogue with the Norwegian and UK tax authorities regarding a potential tax claim involving PGS employees employed by PGS Marine Service (Isle of Man) Ltd., which we expect will be settled in the near future. In Q2 2003 we accrued a $12.9 million charge for such taxes, which is currently our best estimate for settling this claim. There are some uncertainties as to the size of any penalty tax and whether the liability will be settled in full in Norway and/or in the UK.

In Q1 2003 earnings release PGS disclosed a plan for headcount reduction of approximately 250 employees during the second and third quarter of 2003. In Q2 2003, $10.3 million was recognized as cost in relation to this headcount reduction as well as severance to certain former employees.

In Q2 2003, $14.1 million was recognized as cost in relation to the debt restructuring and refinancing of the Company. As of June 30, 2003, a total of $26.2 million has been recognized for such costs.

FINANCIAL EXPENSE, NET. The net interest bearing debt decreased by $31.8 million during Q2 2003, of which $14.6 million relates to redemption of preferred stock that was fully repaid by end of July 2003. As of June 30, 2003, net interest bearing debt was $2,352.6 million. Gross financial expense for Q2 2003 was $39.1 million, which implies an average interest rate of 6.6%. Gross financial expense for Q2 2002 was $37.1 million.

OTHER GAIN (LOSS), NET. Other gain (loss), net, for Q2 2003 was a loss of ($2.8) million, which includes ($2.5) million in foreign exchange losses. Other gain
(loss), net, for Q2 2002 was a loss of ($10.2) million, of which ($7.6) million related to foreign exchange losses.

PROVISION (BENEFIT) FOR INCOME TAXES. Provision for income taxes was $21.2 million for Q2 2003 compared to $46.3 million in Q2 2002, a decrease of 54%. For further details see attached Support Tables.

DISCONTINUED OPERATIONS/OPERATIONS HELD FOR SALE, NET OF TAX. In Q2 2003 PGS received additional consideration from Petrofac Ltd. of $1.5 million in relation to the sale of PGS Production Services (formerly APG) in December 2002. The additional consideration is presented net of tax in discontinued operations.

CHANGE OF ACCOUNTING PRINCIPLE. The Company adopted SFAS No 143 "Accounting for Asset Retirement Obligations" effective January 1, 2003, and recorded a cumulative accounting effect relating to abandonment costs on the Banff-field of $10.1 million. The tax benefit relating to this charge was $3.0 million, which was offset by same amount in valuation allowance. The remaining net book value of such costs, $6.2 million, was immediately impaired and recorded as an unusual item (Q1 2003).

CAPITAL INVESTMENTS.

     o Investments in multi-client library were $23.2 million in Q2 2003 compared to $47.6 million in Q2 2002, a decrease of 51%.

     o Capital expenditures in Pertra AS totaled $14.0 million in Q2 2003, relating to drilling and seismic costs for an appraisal well on Varg South. There were no such investments in Q2 2002.

     o In Q2 2003 there were no capital expenditures related to the FPSO vessels compared to $1.3 million in Q2 2002.

     o Capital expenditures in the Geophysical business were $2.4 million in Q2 2003 compared to $12.2 million in Q2 2002, a decrease of 80%.

                         Petroleum Geo-Services ASA(1)

                             (Debtor in Possession)

                          Consolidated Balance Sheets

===============================================================================================================================
                                                                                                 June 30,          December 31,
                                                                                                   2003               2002
                                                                                               -----------         ------------
(In thousands of dollars)                                                                       Unaudited           Unaudited
===============================================================================================================================
ASSETS

Cash and cash equivalents                                                                      $   144,990          $   113,031

Accounts receivable, net                                                                           215,175              220,895

Other current assets                                                                                75,782               74,390

Oil and gas assets                                                                                  28,805               17,324

Assets held for sale                                                                                   -                 65,309
-------------------------------------------------------------------------------------------    -----------          -----------

     Total current assets                                                                          464,752              490,949

Multi-client library, net                                                                          638,187              660,383

Property and equipment, net                                                                      1,660,867            1,731,105

Other long-term assets, net                                                                        104,556              121,600
-------------------------------------------------------------------------------------------    -----------          -----------
     TOTAL ASSETS                                                                              $ 2,868,362          $ 3,004,037
===============================================================================================================================


===============================================================================================================================
                                                                                                 June 30,          December 31,
                                                                                                   2003               2002
                                                                                               -----------         ------------
(In thousands of dollars, except for share data)                                                Unaudited           Unaudited
===============================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt and current portion of long-term debt and capital lease obligations            $   957,780          $   959,550

Debt and other liabilities held for sale                                                               -                 19,980

Accounts payable and accrued expenses                                                              243,821              250,524

Income taxes payable                                                                                19,094               19,034
-------------------------------------------------------------------------------------------    -----------          -----------
     Total current liabilities                                                                   1,220,695            1,249,088

Long-term debt and capital lease obligations                                                     1,375,164            1,386,400

Other long-term liabilities                                                                         72,382               54,701

Deferred income taxes                                                                              151,014              132,115
-------------------------------------------------------------------------------------------    -----------          -----------
     Total liabilities                                                                           2,819,255            2,822,304
-------------------------------------------------------------------------------------------    -----------          -----------
Commitments and contingencies

Guaranteed preferred beneficial interest in PGS junior
     subordinated debt securities                                                                  142,681              142,322

Mandatorily redeemable cumulative preferred stock related to multi-client securitization            21,955               63,954

Shareholders' equity:

     Common stock, par value NOK 5; issued & outstanding
          103,345,987 shares at December 31, 2002 and June 30, 2003                                 71,089               71,089

     Additional paid-in capital                                                                        -                    -

     Retained earnings                                                                            (160,659)             (69,207)

     Accumulated other comprehensive loss                                                          (25,959)             (26,425)
-------------------------------------------------------------------------------------------    -----------          -----------
     Total shareholders' equity                                                                   (115,529)             (24,543)
-------------------------------------------------------------------------------------------    -----------          -----------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                $ 2,868,362          $ 3,004,037
-------------------------------------------------------------------------------------------    -----------          -----------
     Interest bearing debt, net (excluding debt in held for sale activities)                   $ 2,352,590          $ 2,439,195
===============================================================================================================================

UK LEASES

The Company entered into certain lease structures from 1996 to 1998 relating to Ramforms Challenger, Valiant, Viking, Victory and Vanguard; Petrojarl Foinaven; and production equipment of the Ramform Banff. The Company paid funds to large international banks (the "Payment Banks"), and in exchange, the Payment Banks assumed liability for making rental payments required under the leases (the "Defeased Rental Payments") and the lessors legally released the Company as obligor of such rental payments. Accordingly, the Company has recorded no capital lease obligations on its consolidated balance sheets with respect to these leases.

The Defeased Rental Payments are based on assumed Sterling LIBOR rates of between 8% and 9% (the "Assumed Interest Rates"). If actual interest rates are greater than the Assumed Interest Rates, the Company receives rental rebates. Conversely, if actual interest rates are less than the Assumed Interest Rates, the Company is required to pay rentals in excess of the Defeased Rental Payments (the "Additional Required Rental Payments"). Currently interest rates are below the Assumed Interest Rates, and based on forward market rates for Sterling LIBOR, as of June 30, 2003 the net present value of Additional Required Rental Payments aggregated GBP 32 million, using an 8% discount rate. The Additional Required Rental Payments are reflected in other financial income (loss) as they are incurred and paid.

CHAPTER 11 FILING

On July 29, 2003 PGS voluntarily filed a petition for protection under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York (the "Court"). The filing was done to implement the Restructuring outlined below.

This filing was done with the agreement of a majority in face amount of both the Company's banks and bondholders and its largest shareholders whereby they have agreed to support the Company's Plan of Reorganization (the "Plan") in the Chapter 11 case. The Plan reflects and implements the Restructuring outlined below.

This filing only involves only the parent company (PGS ASA) and does not involve the Company's operating subsidiaries, which will continue full operations, leaving current and future customers, lessors, vendors, employees and subsidiary creditors unaffected. None of the Company's subsidiaries are involved in the Chapter 11 case as of the current Plan.

The Company intends for the Restructuring to be completed before year-end 2003, subject to the satisfaction of a number of conditions. The timetable is based on the Chapter 11 filing on July 29, 2003, with subsequent court approval of disclosure materials and creditor and shareholder approvals solicited thereafter.

FINANCIAL RESTRUCTURING

The PGS Group has approximately $1.1 billion of debt and other contractual obligations maturing in 2003, of which $930 million are bank and senior note obligations of PGS ASA (the Parent Company of the Group) itself. Based on the Company's existing business plan and forecast, PGS ASA is dependent on a restructuring refinancing and/or extension on the maturities of such obligations to continue as a going concern.

The current corporate credit rating for PGS's senior unsecured debt is D from Standard & Poor's Rating Services and Ca from Moody's Investor Services. As a result, in the absence of a significant restructuring and/or extension of its obligations, the Company's ability to raise capital for purposes of refinancing its obligations is very limited. As of June 30, 2003, all of the Company's credit facilities were fully drawn.

On June 18, 2003, PGS announced that it had achieved an agreement in principle on the terms for a proposed financial restructuring (the "Restructuring") with a majority, in face amount, of both its banks and bondholders and a group of its largest shareholders. The parties to the agreement in principle signed binding agreements to support the Restructuring on the proposed terms, subject to conclusion of definitive agreements and documentation and the satisfaction of certain specified conditions. A summary of this agreement follows:

     o An agreement in principle on the terms for a proposed financial restructuring has been achieved with 54% in face amount of PGS's banks and bondholders and a 20% group of its largest shareholders.

     o The proposed agreement involves a rightsizing of the Company's debt to a sustainable level - from approximately $2.5 billion to approximately $1.2 billion.

     o Rightsizing of the debt is achieved through conversion of the existing bank and bond debt into new debt and a majority of PGS's post-restructuring equity.

     o Holders of PGS Trust I Trust Preferreds would be given 5% of PGS's post-restructuring equity.

     o Existing shareholders would be given 4% of PGS's post-restructuring equity and the right to acquire shares on fixed terms to reach 34% of the equity, subject to underwriting arrangements as detailed below.

BASIS OF THE RESTRUCTURING. The terms of the Restructuring have been designed to:

     o Maximize recovery to stakeholders by maintaining the value of the combined PGS Group.

     o Provide a solid capital structure that supports a competitive and industry-leading business.

     o Give the Company a capital structure that is aligned with its projected future cash flows.

     o Offer creditors some flexibility in choosing the components of their recovery.

     o Allow existing PGS shareholders to receive an ongoing economic interest in the business.

The proposed Restructuring is based in part on a business plan for the present PGS product lines. The Company now manages its businesses to maximize cash flow. This change in focus, together with a comprehensive cost reduction program, has been instrumental in achieving the agreement in principle. The Company's balance sheet and equity position post-restructuring, combined with its current operational performance, will provide a strong basis for its future operations.

Recovery to PGS stakeholders would be maximized in the proposed Restructuring, through a balanced ownership structure representing both present creditors and shareholders. Post-restructuring, PGS's banks and bondholders would own 61% of the Company's shares and holders of the $144.75 million of PGS Trust I Trust Preferred securities (the "Trust Preferreds") would own 5%. PGS's existing shareholders would own 34% of the Company shares, which includes an acquisition of 30% of the total post-restructuring shares, which would otherwise have been allocated to the banks and bondholders, for $85 million.

The proposed terms have been developed in discussions with PGS's bank lenders and an ad hoc committee of PGS bondholders. Bank lenders and bondholders representing a combined 54% in face amount of PGS's $2,140 million senior unsecured pari passu creditors are committed to support the Restructuring. In addition the proposed terms have the support of a Trust Preferred holder, and the trustee for the Trust Preferreds participated in the discussions regarding these terms. The Company has also obtained support for the Restructuring from shareholders representing 20% of PGS's ordinary shares.

The parties to the agreement in principle have signed binding agreements to support the Restructuring on the proposed terms, subject to conclusion of definitive agreements and documentation and the satisfaction of certain specified conditions. The binding agreement signed by the parties provides for any bank debt, bonds or shares sold by the parties to remain subject to the same binding agreement to support the Restructuring. Furthermore, to the extent any of these parties purchase additional bank debt, bonds or shares they have agreed these will also be subject to the binding agreement.

TERMS OF RESTRUCTURING. PGS's $2,140 million senior unsecured creditors, comprising $680 million of bank debt and $1,460 million of bond debt (the "Affected Creditors"), would be entitled to select between two recovery packages in any proportion (subject to limitations on over/under subscriptions discussed below):

PACKAGE A. $475 million 8-year unsecured senior term loan facility, interest at LIBOR + 1.15%, with $35 million annual repayment in semi-annual installments followed by a final repayment of $230 million at maturity ("Term Loan") if fully subscribed.

PACKAGE B.

     o    $350 million of 7-year 10% senior unsecured notes ("Senior A Notes").

     o    $250 million of 3-year 8% senior unsecured notes ("Senior B Notes").

     o 91% of PGS ordinary shares as constituted immediately post-restructuring after giving shares to the Trust Preferreds and current shareholders, as described below, reduced to 61% after PGS shareholders acquire 30% of the total post-restructuring shares for $85 million.

     o $85 million of proceeds from the existing shareholders' acquisition of 30% of PGS's post-restructuring shares.

The Restructuring would include terms to provide for circumstances in which Package A is under or oversubscribed. Over-subscription of Package A would occur if more than $680 million of Affected Creditors elected for Package A, and under-subscription if less than $680 million elected for Package A.

If Package A were under-subscribed, the Term Loan would be reduced and the amount of Senior A Notes issued would be increased by up to $400 million. If Package A were oversubscribed, the Term Loan would be increased by up to $712.5 million, while the Senior A Notes and Senior B Notes would be reduced by specified amounts.

The new debt issued pursuant to Package A and/or Package B will contain customary covenants. In addition, Affected Creditors would receive, upon completion of the Restructuring, a pro rata share of the cash of the PGS Group in excess of $50 million at the earlier of October 31, 2003 and the time of consummation of the Restructuring. Affected Creditors would also receive a make whole payment to reflect interest forgone if the Restructuring is completed after October 31, 2003, and Package A holders would also receive a percentage of further proceeds in respect to the sale of Atlantis.

Affected Creditors receiving PGS ordinary shares in the Restructuring would give 5% of PGS's post-restructuring shares to the Trust Preferreds, provided that the Trust Preferreds vote in favour of the Restructuring. This will be implemented through a conversion of the claims of the Trust Preferreds into ordinary shares.

Affected Creditors receiving PGS ordinary shares in the Restructuring would give 4% of PGS's post-restructuring shares to existing PGS shareholders, provided that existing shareholders vote in favour of the Restructuring. In addition, and subject to the terms of the underwriting to be provided (as described below), existing PGS shareholders would be offered the right to acquire such number of PGS shares that would increase the ownership of such shareholders from 4% to 34%, of PGS's post-restructuring shares for an aggregate consideration of $85 million. PGS will not receive any of the $85 million in proceeds from the existing shareholders acquisition of PGS post-restructuring shares.

The exercise of this right to acquire 30% of the post-restructuring shares from the Affected Creditors would be underwritten by the following significant existing PGS shareholders: Umoe AS ($60 million), CGG ($22 million) and TS Industri Invest ($3 million). These shareholders have agreed to underwrite the entire $85 million acquisition, subject to the binding agreement signed by the parties. The underwriting shareholders would receive the right to acquire for cash a quarter of the 30% share acquisition in consideration for providing this underwriting. PGS's existing shareholders would therefore have the right to acquire their pro-rata share of the remaining three quarters of the 30% share acquisition.

It is currently contemplated that creditors of the PGS Group other than the Affected Creditors and holders of the Trust Preferreds described above would not be affected by the Restructuring, unless otherwise agreed between the creditors committee and the Company, and would therefore retain their existing claims within the restructured entity upon completion of the Restructuring. Unaffected creditors would include PGS trade and subsidiary obligations, PGS Oslo Seismic Services Ltd. 8.28% Secured Mortgage Notes, PGS capital and operating lease and UK defeased lease obligations and PGS Multi Client Services Securitised Preferred Securities.

The composition of the board of PGS will be structured such that the Affected Creditors who select Package B will be entitled to select a simple majority of the board members. Super-majority (66 2/3%) of shareholders would be required to change board composition for two years following completion of the Restructuring. It is intended that Mr. Ulltveit-Moe will be Chairman of the Board.

PGS intends to continue the listing of its ordinary shares on the Oslo Stock Exchange and for its American Depository Shares to continue trading on the U.S. over-the-counter ("OTC") market with a listing in the U.S. as soon as practical after completion of the Restructuring subject to relevant listing requirements. It is intended that PGS new Senior A and Senior B Notes will be rated by the major credit rating agencies.

PGS would retain $50 million of cash in the business post-restructuring. In addition, the Company would have the right to establish a $70 million working capital facility and a $40 million letter of credit facility.

NYSE MATTERS

As a result of the low trading price for PGS's American Depository Shares (ADSs) and due to the Company's market capitalization and shareholders' equity, the Company no longer met the New York Stock Exchange's (NYSE) continued listing criteria. As a result PGS's ADSs were de-listed February 26, 2003. Following the de-listing PGS ADSs and trust preferred securities are quoted on the OTC (over-the-counter) and "pink sheets" in the United States. The ADSs represent shares of the Company, which are listed on the Oslo Stock Exchange.

BASIS OF FINANCIAL STATEMENTS

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that PGS will continue as a going concern. As described above, PGS is seeking to effect a financial restructuring that addresses its ongoing financial difficulties, but there can be no assurance that PGS will be successful in doing so. The accompanying consolidated financial statements do not include any adjustments that will result from the proposed financial restructuring.

For additional support to our Q2 2003 Earnings Release and Presentation, please visit our web site www.pgs.com.

                                      ****

Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSO's). PGS operates on a worldwide basis with headquarters in Oslo, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical and future trends, on general economic and business conditions and on numerous other factors, including expected future developments, many of which are beyond the control of the Company.

 Such forward-looking statements are also subject to certain risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission. As a result of these factors, the Company's actual results may differ materially from those indicated in or implied by such forward-looking statements.

                          Petroleum Geo-Services ASA
                             (Debtor in Possession)
                     Consolidated Statements of Cash Flows

-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Quarter ended               Six months ended         Year ended
                                                                     June 30,                      June 30,             December 31,
                                                            --------------------------    --------------------------    -----------
                                                                2003           2002           2003           2002           2002
(In thousands of dollars)                                    Unaudited      Unaudited      Unaudited      Unaudited      Unaudited
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                         $   (61,806)   $   (30,557)   $   (91,452)   $  (208,881)   $(1,392,108)
  Adjustments to reconcile net income (loss) to
  net cash provided by operating activities:
     Depreciation and amortization charged to expense            83,604         84,009        175,361        159,901        362,553
     Non-cash unusual items and sale of subsidiary, net          12,879           --           33,979        185,933      1,182,037
     Cash effects related to assets and liabilities
        held for sale                                              --           (3,364)         2,915          2,057          5,864
     Provision (benefit) for deferred income taxes               29,384         45,218         27,209         65,879        183,407
     Working capital changes and other items                      4,999        (23,444)       (17,759)       (39,978)       (10,729)
----------------------------------------------------------  -----------    -----------    -----------    -----------    -----------
  Net cash provided by operating activities                      69,060         71,862        130,253        164,911        331,024
----------------------------------------------------------  -----------    -----------    -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment in multi-client library                            (23,167)       (47,556)       (68,611)      (120,098)      (190,436)
  Capital expenditures                                          (16,395)       (13,439)       (26,635)       (40,207)       (60,894)
  Development of assets held for sale                              --          (25,078)          --          (39,446)       (77,229)
  Sale of subsidiary                                              1,500           --           50,115           --           20,222
  Other items, net                                                1,121         (3,426)         2,315         (4,031)        (9,030)
----------------------------------------------------------  -----------    -----------    -----------    -----------    -----------
  Net cash (used in) provided by investing activities           (36,941)       (89,499)       (42,816)      (203,782)      (317,367)
----------------------------------------------------------  -----------    -----------    -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Redemption of preferred stock                                 (14,562)       (23,640)       (42,194)       (54,657)       (98,983)
  Repayment of long-term debt                                    (4,977)        (6,729)        (5,442)      (234,760)      (241,826)
  Principal payments under capital lease obligations             (3,328)        (1,523)        (7,800)        (5,591)       (15,496)
  Net increase (decrease) in bank facility and
     short-term debt                                               --            4,843            (48)       274,843        335,348
  Net receipts (payments) under tax equalization
     swap contracts                                                --           21,025           --            9,566          9,566
  Other items, net                                                 --              968           --            8,098          8,098
----------------------------------------------------------  -----------    -----------    -----------    -----------    -----------
  Net cash (used) provided by financing activities              (22,867)        (5,056)       (55,484)        (2,501)        (3,293)
----------------------------------------------------------  -----------    -----------    -----------    -----------    -----------
  Effect of exchange rate changes in cash and
     cash equivalents                                                37            283              6            230            537
  Net increase (decrease) in cash and cash equivalents            9,289        (22,410)        31,959        (41,142)        10,901
  Cash and cash equivalents at beginning of period              135,701         83,398        113,031        102,130        102,130
----------------------------------------------------------  -----------    -----------    -----------    -----------    -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                  $   144,990    $    60,988    $   144,990    $    60,988    $   113,031
-----------------------------------------------------------------------------------------------------------------------------------

                           Petroleum Geo-Services ASA
                             (Debtor in Possession)
                               Support Tables (1)


GENERAL

The Company is a Norwegian limited liability company and has prepared its consolidated financial statements in accordance with accounting principles generally accepted ("GAAP") in the United States of America.


GEOGRAPHIC DISTRIBUTION OF REVENUE

The distribution of our revenue by geographic region for the periods presented was as follows:

===================================================================================================================================
                                                                        Quarter ended                    Six months ended
                                                                        June 30, 2003                     June 30, 2003
                                                              ---------------------------------  ----------------------------------
(In thousands of dollars, except percentage)                      Revenue         Percentage         Revenue           Percentage
------------------------------------------------------------  ---------------   ---------------  ----------------   ---------------
      North and South America                                       $ 72,157               24%         $ 155,434               26%
      Europe, Africa and Middle East                                 215,733               73%           391,936               66%
------------------------------------------------------------  ---------------   ---------------  ----------------   ---------------
      Asia Pacific                                                     7,523                3%            45,721                8%
------------------------------------------------------------  ---------------   ---------------  ----------------   ---------------
           Total                                                   $ 295,413              100%         $ 593,091              100%
------------------------------------------------------------  ---------------   ---------------  ----------------   ---------------


The distribution of our revenue by geographic region for the periods presented was as follows:

====================================================================================================================================
                                                                     Quarter ended        Six months ended          Year ended
                                                                     June 30, 2002          June 30, 2002        December 31, 2002
                                                                 ---------------------  ---------------------  ---------------------
(In thousands of dollars, except percentage)                      Revenue   Percentage   Revenue   Percentage   Revenue   Percentage
---------------------------------------------------------------  ---------  ----------  ---------  ----------  ---------  ----------
      North and South America                                     $ 59,523         24%   $132,127         28%   $220,633         22%
      Europe, Africa and Middle East                               154,595         62%    295,264         62%    631,216         64%
      Asia Pacific                                                  33,843         14%     47,909         10%    142,170         14%
---------------------------------------------------------------   --------   --------    --------   --------    --------   --------
           Total                                                  $247,961        100%   $475,300        100%   $994,019        100%
---------------------------------------------------------------   --------   --------    --------   --------    --------   --------



REVENUE DISTRIBUTION BY OPERATING SEGMENT

The distribution of our revenue by operating segment for the periods presented was as follows:

======================================================================================================================= ============
                                                                            Quarter ended          Six months ended      Year ended
                                                                               June 30,                June 30,         December 31,
---------------------------------------------------------------------   ----------------------   ---------------------- ------------
(In thousands of dollars)                                                  2003         2002        2003        2002        2002
---------------------------------------------------------------------   ---------    ---------   ---------    --------- ------------
      Geophysical revenue:
           - Marine seismic                                             $ 144,576    $ 128,171   $ 286,439    $ 229,746   $ 511,958
           - Land seismic                                                  41,516       31,120      81,619       65,203     109,094
           - Data Processing, Reservoir Consultants & other                14,358       11,019      26,618       23,292      50,353
---------------------------------------------------------------------   ---------    ---------   ---------    ---------   ---------
      Total Geophysical revenue  (A)                                      200,450      170,310     394,676      318,241     671,405
      Production revenue  (B)                                              94,963       77,651     198,415      157,059     322,614
---------------------------------------------------------------------   ---------    ---------   ---------    ---------   ---------
           Total                                                        $ 295,413    $ 247,961   $ 593,091    $ 475,300   $ 994,019
---------------------------------------------------------------------   ---------    ---------   ---------    ---------   ---------

(A) Geophysical revenue by service type:
           - Multi-client pre-funding                                   $  14,149    $  26,465   $  43,017    $  69,861   $ 106,544
           - Multi-client late sales                                       31,547       36,702      81,164       65,467     162,508
           - Contract seismic                                             142,259       96,345     245,947      160,126     357,363
           - Other                                                         12,495       10,798      24,548       22,787      44,990
---------------------------------------------------------------------   ---------    ---------   ---------    ---------   ---------
           Total                                                        $ 200,450    $ 170,310   $ 394,676    $ 318,241   $ 671,405
---------------------------------------------------------------------   ---------    ---------   ---------    ---------   ---------

(B) Production revenue split by operations:
           - Petrojarl I                                                $  15,873    $  15,299   $  31,625    $  30,362   $  62,631
           - Petrojarl Foinaven                                            29,525       32,534      62,677       66,652     133,364
           - Ramform Banff                                                 10,743        8,840      23,943       18,606      37,886
           - Petrojarl Varg (a)                                            19,050       20,471      36,256       40,731      69,455
           - Other FPSO                                                        93           43         167           77         242
---------------------------------------------------------------------   ---------    ---------   ---------    ---------   ---------
           Total FPSO revenue                                              75,284       77,187     154,668      156,428     303,578
           Pertra AS (Varg field PL 038)  (a)                              32,484            -      68,113            -      32,697
           Other  (b)                                                           -          464           -          631       1,222
           Elimination of internal charter of Petrojarl Varg  (c)         (12,805)           -     (24,366)           -     (14,883)
---------------------------------------------------------------------   ---------    ---------   ---------    ---------   ---------
           Total                                                        $  94,963    $  77,651   $ 198,415    $ 157,059   $ 322,614
---------------------------------------------------------------------   ---------    ---------   ---------    ---------   ---------

(a) Petrojarl Varg commenced producing the Varg field (PL 038) in August 2002, which is 70% owned by our subsidiary Pertra AS.

(b)  Consist of certain oil & gas exploration activitites for 2002.

(c)  Intercompany charter of Petrojarl Varg to Pertra AS.

--------------------------------------------------------------------------------
(1) The accompanying supporting tables have been prepared assuming that PGS will continue as a going concern. PGS is, however, experiencing certain financial difficulties that raise doubt about its ability to continue as a going concern. Among other things, PGS has $1.1 billion of indebtedness that mature in 2003, which must be restructured or rescheduled. PGS is seeking to effect a financial restructuring that would address these financial difficulties, but there can be no assurance that PGS will be successful in doing so. The accompanying supporting tables do not include any adjustments that will be the result from the proposed financial restructuring (See Financial Restructuring for further information on the restructuring process).
--------------------------------------------------------------------------------

EBITDA, AS DEFINED, BY QUARTER 2001

EBITDA, as defined, for the quarters presented was as follows:

===================================================================================================================================
(In thousands of dollars)                                                  Q1          Q2           Q3          Q4           2001
--------------------------------------------------------------------   ---------    ---------   ---------    ---------    ---------
Operating profit (loss)                                                $ 127,582    $  21,650   $  68,715    $ (28,638)   $ 189,309
Plus: Depreciation and amortization                                       60,068       75,292      74,761      122,906      333,027
Plus: Unusual items                                                      (99,546)      12,490     (25,992)      24,499      (88,549)
--------------------------------------------------------------------   ---------    ---------   ---------    ---------    ---------
     EBITDA, as defined                                                $  88,104    $ 109,432   $ 117,484    $ 118,767    $ 433,787
--------------------------------------------------------------------   ---------    ---------   ---------    ---------    ---------



EBITDA, AS DEFINED, BY QUARTER 2002

EBITDA, as defined, for the quarters presented was as follows:

===================================================================================================================================
(In thousands of dollars)                                                  Q1           Q2           Q3           Q4         2002
--------------------------------------------------------------------   ---------    ---------    ---------    ---------   ---------
Operating profit (loss)                                                $  63,619    $  55,281    $(751,903)   $   3,478   $(629,525)
Plus: Depreciation and amortization                                       75,892       84,009       88,664      113,988     362,553
Plus: Unusual items                                                      (23,211)     (27,417)     767,646        8,797     725,815
--------------------------------------------------------------------   ---------    ---------    ---------    ---------   ---------
     EBITDA, as defined                                                $ 116,300    $ 111,873    $ 104,407    $ 126,263   $ 458,843
--------------------------------------------------------------------   ---------    ---------    ---------    ---------   ---------



EBITDA, AS DEFINED, BY OPERATING SEGMENT, FOR THE PERIODS PRESENTED

The distribution of our EBITDA, as defined, by operating segment for the periods presented was as follows:

====================================================================================================================================
                                                                           Quarter ended           Six months ended      Year ended
                                                                              June 30,                 June 30,         December 31,
-------------------------------------------------------------------   ----------------------    ----------------------  -----------
(In thousands of dollars)                                                  2003         2002        2003        2002        2002
-------------------------------------------------------------------   ---------    ---------    ---------    ---------  -----------
Geophysical operations:
      Operating profit (loss)                                         $ (13,627)   $   2,851    $   4,034    $  11,149    $(344,427)
      Plus: Depreciation and amortization                                67,662       67,461      143,697      125,864      294,077
      Plus: Unusual items                                                21,727        3,521       21,727        3,521      346,634
-------------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------
           EBITDA, as defined, Geophysical business                      75,762       73,833      169,458      140,534      296,284
-------------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------
Production business:
      Operating profit (loss) (a)                                        27,182       21,492       55,071       53,602     (335,631)
      Plus: Depreciation and amortization                                15,942       16,548       31,664       34,037       68,476
      Plus: Unusual items                                                 1,460            -        7,662            -      429,714
-------------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------
           EBITDA, as defined, Production business (a) (b)               44,584       38,040       94,397       87,639      162,559
-------------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------
Non-segment charges:
      Operating profit (loss)                                           (14,093)      30,938      (22,577)      54,149       50,533
      Plus: Unusual items                                                14,093      (30,938)      22,577      (54,149)     (50,533)
-------------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------
           EBITDA, as defined, Non-segment                                    -            -            -            -            -
-------------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------
Total EBITDA, as defined:
      Operating profit (loss)                                              (538)      55,281       36,528      118,900     (629,525)
      Plus: Depreciation and amortization                                83,604       84,009      175,361      159,901      362,553
      Plus: Unusual items                                                37,280      (27,417)      51,966      (50,628)     725,815
-------------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------
           EBITDA, as defined                                         $ 120,346    $ 111,873    $ 263,855    $ 228,173    $ 458,843
-------------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------

(a) Included $8.2M loss contract accrual reversal, relating to Ramform Banff, for the six months ended June 30, 2002 and the year ended December 31, 2002.

(b) Of the total operating profit and EBITDA, as defined, provided by our production segment, the Petrojarl Foinaven, Petrojarl Varg and Pertra AS, provide the substantial majority of such operating profit and EBITDA, as defined.



DEPRECIATION AND AMORTIZATION

Depreciation and amortization comprise the following items for the periods presented:

====================================================================================================================================
                                                                           Quarter ended          Six months ended       Year ended
                                                                              June 30,                June 30,          December 31,
-------------------------------------------------------------------   ----------------------    ----------------------  -----------
(In thousands of dollars)                                                  2003         2002        2003        2002        2002
-------------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------
      Gross depreciation                                              $  42,794    $  43,635    $  84,577    $  86,288    $ 181,194
      Depreciation capitalized to MCS library                            (1,941)      (8,041)      (8,140)     (19,559)     (31,528)
      Sales related amortization of MCS library                          41,493       37,572       93,608       82,329      173,107
      Forced amortization MCS Library  (a)                                1,258       10,843        5,316       10,843       39,780
-------------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------
           Total                                                      $  83,604    $  84,009    $ 175,361    $ 159,901    $ 362,553
-------------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------

(a) Forced amortization charges required to conform with our minimum amortization policy for the multi-client library.

UNUSUAL ITEMS

Unusual items consist of the following items for the periods presented:

====================================================================================================================================
                                                                          Quarter ended            Six months ended     Year ended
                                                                             June 30,                   June 30,        December 31,
-------------------------------------------------------------------   ----------------------    ----------------------  -----------
(In thousands of dollars)                                                2003         2002         2003         2002        2002
-------------------------------------------------------------------   ---------    ---------    ---------    ---------  -----------
      Impairment of MCS library                                       $       -    $       -    $       -    $       -    $(268,403)
      Impairment of Ramform Banff/Banff-field                                 -            -       (6,202)           -     (425,214)
      Impairment of seismic equipment and
           other geophysical assets                                           -            -            -            -      (56,169)
      Impairments of seismic and oil and gas investments                      -            -            -            -      (14,744)
      Gain on tax equalization swap contracts                                 -       30,938            -       54,149       54,149
      Isle of Man, national insurance liability                         (12,879)           -      (12,879)           -            -
      Severance                                                         (10,308)           -      (10,308)           -            -
      Debt restructuring/refinancing costs  (a)                         (14,093)           -      (22,577)           -       (3,616)
      Other unusual items, net                                                -       (3,521)           -       (3,521)     (11,818)
-------------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------
           Total Unusual Items                                        $ (37,280)   $  27,417    $ (51,966)   $  50,628    $(725,815)
      Tax effect on above entries  (b)                                   10,693       (7,677)      14,921      (14,176)     103,904
-------------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------
           Net Income effect of Unusual Items                         $ (26,587)   $  19,740    $ (37,045)   $  36,452    $(621,911)
-------------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------

(a)  Costs in relation to restructuring/refinancing the PGS Group.

(b) Any tax benefit is offset by a valuation allowance, but is shown as gross in the above table. See (provision) benefit for income taxes below.



FINANCIAL EXPENSE, NET

Financial expense, net consists of the following items for the periods presented:

====================================================================================================================================
                                                                            Quarter ended          Six months ended      Year ended
                                                                               June 30,                June 30,         December 31,
-------------------------------------------------------------------   ----------------------    ----------------------  -----------
(In thousands of dollars)                                                2003         2002         2003         2002        2002
-------------------------------------------------------------------   ---------    ---------    ---------    ---------  -----------
      Financial expense                                               $ (39,051)   $ (37,144)   $ (79,644)   $ (72,237)  $(154,051)
      Capitalized interest                                                  770        1,638        1,819        3,297       5,578
-------------------------------------------------------------------   ---------    ---------    ---------    ---------   ---------
           Total                                                      $ (38,281)   $ (35,506)   $ (77,825)   $ (68,940)  $(148,473)
-------------------------------------------------------------------   ---------    ---------    ---------    ---------   ---------



OTHER GAIN (LOSS), NET

Other gain (loss), net consists of the following items for the periods presented:

====================================================================================================================================
                                                                            Quarter ended          Six months ended      Year ended
                                                                               June 30,                June 30,         December 31,
-------------------------------------------------------------------    ---------------------     ---------------------  -----------
(In thousands of dollars)                                                 2003        2002         2003         2002        2002
-------------------------------------------------------------------    --------     --------     --------     --------  -----------
      Foreign exchange gain (loss)                                     $ (2,535)    $ (7,631)    $ (1,492)    $ (8,253)  $ (8,970)
      Other, net                                                           (307)      (2,555)      (1,139)      (3,407)    (7,563)
-------------------------------------------------------------------    --------     --------     --------     --------   --------
           Total                                                       $ (2,842)    $(10,186)    $ (2,631)    $(11,660)  $(16,533)
-------------------------------------------------------------------    --------     --------     --------     --------   --------



(PROVISION) BENEFIT FOR INCOME TAXES

(Provision) benefit for income taxes consist of the following items for the periods presented:

====================================================================================================================================
                                                                           Quarter ended          Six months ended       Year ended
                                                                              June 30,                June 30,          December 31,
-------------------------------------------------------------------   ----------------------    ----------------------  -----------
(In thousands of dollars)                                               2003          2002         2003         2002        2002
-------------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------
      Valuation allowance relating to deferred tax assets             $  11,951    $  (2,105)   $ (29,533)   $  (9,292)   $(215,154)
      Tax effect of exchange rate fluctuations                          (23,214)     (48,629)       4,547      (62,970)     (91,020)
      Tax effect of unusual items                                        10,693       (7,677)      14,921      (14,176)     103,904
      Tax effect from ongoing operations                                (20,625)      12,148      (24,952)      18,839       (1,829)
-------------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------
           Total                                                      $ (21,195)   $ (46,263)   $ (35,017)   $ (67,599)   $(204,099)
-------------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------


DISCONTINUED OPERATIONS/OPERATIONS HELD FOR SALE, NET OF TAX

Discontinued operations/operations held for sale consist of the following items for the periods presented:

====================================================================================================================================
                                                                           Quarter ended           Six months ended      Year ended
                                                                              June 30,                 June 30,         December 31,
-------------------------------------------------------------------   ----------------------    ----------------------  -----------
(In thousands of dollars)                                                2003         2002        2003          2002         2002
-------------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------
      Pretax income from operations held for sale                     $       -    $   8,082    $       -    $   8,562    $  13,292
      Impairment of Atlantis  (a)                                             -            -            -            -     (190,101)
      Sale of Production Services division                                1,500            -        1,500            -      (26,791)
      Sale of Atlantis                                                        -            -       (4,789)           -            -
      Tax expense on operations held for sale                              (450)      (1,965)         891       (2,211)      (3,945)
-------------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------
           Total  (a)                                                 $   1,050    $   6,117    $  (2,398)   $   6,351    $(207,545)
-------------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------

(a) Excludes tax benefits of $53.2M for the full year of 2002, which has been offset by valuation allowance.

MULTI-CLIENT LIBRARY

The net book-value of our multi-client library by year of completion is as follows:

===============================================================================================
                                                                 June 30,        December 31,
(In thousands of dollars)                                          2003              2002
------------------------------------------------------------  ---------------   ---------------
      Completed during 1997 and years prior                         $ 15,376          $ 20,837
      Completed during 1998                                           30,568            34,168
      Completed during 1999                                           61,651            69,642
      Completed during 2000                                           78,958            98,179
      Completed during 2001                                          267,113           267,992
      Completed during 2002                                           90,657            91,845
      Completed during 2003                                           22,189                 -
------------------------------------------------------------  ---------------   ---------------
           Completed surveys                                         566,512           582,663
           Surveys in progress                                        71,675            77,720
------------------------------------------------------------  ---------------   ---------------
           Multi-client library, net                               $ 638,187         $ 660,383
------------------------------------------------------------  ---------------   ---------------


Depreciation and interest capitalized into the multi-client library was as follows for the periods presented:

====================================================================================================================================
                                                                              Quarter ended         Six months ended     Year ended
                                                                                 June 30,                June 30,       December 31,
------------------------------------------------------------------------   -------------------     -------------------  ------------
(In thousands of dollars)                                                    2003       2002         2003       2002         2002
------------------------------------------------------------------------   -------     -------     -------     -------     -------

      Capitalized depreciation                                             $ 1,941     $ 8,041     $ 8,140     $19,559       $31,528
      Capitalized interest                                                     770       1,638       1,819       3,297         5,578
------------------------------------------------------------------------   -------     -------     -------     -------       -------


MULTI-CLIENT CASHFLOW

====================================================================================================================================
                                                                           Quarter ended          Six months ended       Year ended
                                                                              June 30,                June 30,          December 31,
-------------------------------------------------------------------   ----------------------    ----------------------  -----------
(In thousands of dollars)                                                2003         2002         2003         2002        2002
-------------------------------------------------------------------   ---------    ---------    ---------    ---------  -----------
      Multi-client pre-funding  (a)                                   $  14,149    $  26,465    $  43,017    $  69,861    $ 106,544
      Multi-client late sales  (a)                                       31,547       36,702       81,164       65,467      162,508
      Investment in multi-client library                                (23,167)     (47,556)     (68,611)    (120,098)    (190,436)
-------------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------
      Multi-client cashflow, net                                      $  22,529    $  15,611    $  55,570    $  15,230    $  78,616
-------------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------

(a)  See Revenue Distribution by Operating Segements above.



OUTSTANDING FINANCIAL OBLIGATIONS

Outstanding financial obligatons (including capital leases) and preferred securities were as follows:

=================================================================================================================
                                                                 June 30,        December 31,          Net
(In thousands of dollars)                                          2003              2002             change
------------------------------------------------------------  ---------------   ---------------  ----------------
      Short-term and long-term debt,
           current and long-term portion                         $ 2,246,261       $ 2,251,431          $ (5,170)
      Capital lease obligations, current and                                                                   -
           long-term portion                                          86,683            94,519            (7,836)
      Trust preferred securities                                     142,681           142,322               359
      Securitization preferred securities                             21,955            63,954           (41,999)
------------------------------------------------------------  ---------------   ---------------  ----------------
           Total debt and preferred securities  (a)               $2,497,580        $2,552,226         $ (54,646)
------------------------------------------------------------  ---------------   ---------------  ----------------

 (a)  In addition debt included in operations held for sale              $ -          $ 15,800         $ (15,800)
                                                              ---------------   ---------------  ----------------



SUMMARY OF DEBT, CAPITAL LEASES AND OTHER CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of June 30, 2003, to make future principal/redemption payments through 2006 and thereafter:

====================================================================================================================================
                                                             Total       Due in    Due in    Due in    Due in    Due in 2007
(In millions of dollars)                                  obligation      2003      2004      2005      2006    and thereafter
--------------------------------------------------------  ----------    --------  --------  --------  --------  ---------------
      Short-term and long-term debt, including current
           portion                                          $2,250.2    $  935.8    $12.2     $13.0     $13.2      $1,276.0
      Capital lease obligations, including current
           portion, at gross contractual commitment             92.6        10.8     18.0      28.5      21.6          13.7
      Operating lease obligations                              225.1        45.7     61.0      36.2      19.2          63.0
      Guaranteed preferred beneficial interest in junior
           subordinated debt securities, exclusive of
           issue costs (a)                                     143.8           -        -         -         -         143.8
      Mandatorily redeemable cumulative preferred
           securities, exclusive of issue costs                 22.0        22.0        -         -         -             -
---------------------------------------------------------   --------    --------    -----     -----     -----      --------
           Total                                            $2,733.7    $1,014.3    $91.2     $77.7     $54.0      $1,496.5
---------------------------------------------------------   --------    --------    -----     -----     -----      --------

 (a) For information regarding the $143.8M liquidation amount of 9.625% trust preferred securities issued by PGS Trust I, a statutory business trust formed by the Company, see Note 11 in the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001. The sole assets of the trust are junior subordinated debentures of the Company that bear interest rate of 9.625% per year and mature on June 30, 2039. As of December 31, 2002 the trust held $148.2M principal amount of such debentures.


      Financial expense, includes minority interest related to the trust's securities for the periods presented:

====================================================================================================================================
                                                                            Quarter ended          Six months ended      Year ended
                                                                               June 30,                June 30,         December 31,
---------------------------------------------------------------------   ----------------------   ---------------------- ------------
(In thousands of dollars)                                                  2003         2002        2003        2002        2002
---------------------------------------------------------------------   ---------    ---------   ---------    --------- ------------
 Minority interest Trust securities                                      $ 3,762      $ 3,724      $ 7,602     $ 7,487     $14,974
--------------------------------------------------------------           -------      -------      -------     -------     -------

CAPITAL EXPENDITURES

Our capital expenditures were as follows for the periods presented:

====================================================================================================================================
                                                                            Quarter ended          Six months ended      Year ended
                                                                               June 30,                June 30,         December 31,
---------------------------------------------------------------------   ----------------------   ---------------------- ------------
(In thousands of dollars)                                                  2003         2002        2003         2002       2002
---------------------------------------------------------------------   ---------    ---------   ---------    --------- ------------
      Geophysical operations (a)                                           $  2,373    $ 12,182     $  4,443    $ 27,777    $ 41,743
      Production FPSO operations (b)                                              -       1,257            -      12,430      10,913
      Production Varg Field (PL038) (c)                                      14,022           -       22,192           -       8,238
-----------------------------------------------------------------------    --------    --------     --------    --------    --------
           Total                                                           $ 16,395    $ 13,439     $ 26,635    $ 40,207    $ 60,894
-----------------------------------------------------------------------    --------    --------     --------    --------    --------

(a)   Geophysical split by operation:
           Marine seismic                                                  $    300    $ 10,532     $  1,700    $ 19,950    $ 30,968
           Land seismic                                                          15         804           15       5,937       7,037
           Data Processing, Reservoir Consultants & other                     2,058         846        2,728       1,890       3,738
-----------------------------------------------------------------------    --------    --------     --------    --------    --------
           Total                                                           $  2,373      12,182     $  4,443      27,777    $ 41,743
-----------------------------------------------------------------------    --------    --------     --------    --------    --------

 (b)  Production split by FPSO:
           Petrojarl I                                                            -       1,327            -      11,624      10,158
           Other                                                                  -         (70)           -         806         755
-----------------------------------------------------------------------    --------    --------     --------    --------    --------
           Total                                                                $ -    $  1,257          $ -    $ 12,430    $ 10,913
-----------------------------------------------------------------------    --------    --------     --------    --------    --------

(c) Capital expenditures for the Varg field (PL038) for Q2 2003 relates to drilling costs and seismic costs for an appraisal well on Varg South, while capital expenditures for the six months ended June 30, 2003 also includes drilling costs from Q1 relating to the Varg side-track production well. Captial expenditures for the year ended December 31, 2002, includes $4.7M in drilling costs as well as seismic costs.



EARNINGS (LOSS) PER SHARE

Earnings (loss) per share for the periods presented was as follows:

====================================================================================================================================
                                                                  Quarter ended               Six months ended         Year ended
                                                                     June 30,                     June 30,             December 31,
------------------------------------------------------     --------------------------    --------------------------    -----------
(In dollars, except for numbers of shares)                     2003           2002          2003           2002           2002
------------------------------------------------------     -----------    -----------    -----------    -----------    -----------
Basic earnings (loss) per share before cumulative
       effect of accounting change                               (0.60)         (0.30)         (0.78)         (0.22)        (11.67)
Cumulative effect of accounting change, net of tax                   -              -          (0.10)         (1.80)         (1.80)
------------------------------------------------------     -----------    -----------    -----------    -----------    -----------
 BASIC EARNINGS (LOSS) PER SHARE                           $     (0.60)   $     (0.30)   $     (0.88)   $     (2.02)   $    (13.47)
------------------------------------------------------     -----------    -----------    -----------    -----------    -----------

 Diluted earnings (loss) per share before cumulative
       effect of accounting change                               (0.60)         (0.30)         (0.78)         (0.22)        (11.67)
Cumulative effect of accounting change, net of tax                   -              -          (0.10)         (1.80)         (1.80)
------------------------------------------------------     -----------    -----------    -----------    -----------    -----------
 DILUTED EARNINGS (LOSS) PER SHARE                         $     (0.60)   $     (0.30)   $     (0.88)   $     (2.02)   $    (13.47)
------------------------------------------------------     -----------    -----------    -----------    -----------    -----------

 Basic shares outstanding                                  103,345,987    103,345,987    103,345,987    103,345,987    103,345,987
------------------------------------------------------     -----------    -----------    -----------    -----------    -----------
 Diluted shares outstanding                                103,345,987    103,345,987    103,345,987    103,345,987    103,345,987
------------------------------------------------------     -----------    -----------    -----------    -----------    -----------